Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122

FINAL TRANSCRIPT

Thomson StreetEvents℠

Event Date/Time: May. 24. 2007 / 4:00PM ET

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F I N A L   T R A N S C R I P T
CORPORATE PARTICIPANTS
Claire Koeneman
Financial Relations Board — Co-President
Mark Rose
Grubb & Ellis — CEO
Tony Thompson
NNN Realty Advisors — Chairman
Scott Peters
NNN Realty Advisors — President, CEO
CONFERENCE CALL PARTICIPANTS
Mike Fox
JPMorgan — Analyst
Jennifer Pinnick
Morgan Stanley — Analyst
Brant Sakakeeny
Deutsche Bank — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen and welcome to the Grubb & Ellis and NNN Realty Advisors Announce Merger Agreement conference call. My name is Lisa and I’ll be your coordinator for today.
(OPERATOR INSTRUCTIONS)
I will now like to turn the presentation over to Ms. Claire Koeneman, Financial Relations Board. Please proceed, ma’am.

Claire Koeneman - Financial Relations Board — Co-President
Thanks. Welcome, everyone. The press release on this transaction was distributed earlier this week as well as furnished on Form 8K to provide access to the widest possible audience.
If you did not receive a copy, it’s available on either of the companies’ websites, at grubb-ellis.com or nnnrealtyadvisors.com.
Additionally, we’re hosting a live webcast of today’s call, which you can access on these sites as well as a slide presentation that management will be going through.
At this time, management would like me to inform you that certain statements made during this conference call, which are not historical may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
Although both companies believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, they can give no assurance that its expectations will be attained.
Factors and risks that could cause actual results to differ materially from those expressed or implied by forward-looking statements are detailed in Tuesday’s press release and from time to time in the companies’ filings with the SEC.

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FINAL TRANSCRIPT
It’s important to note also that NNN Realty Advisors currently has an S-1 registration statement filed and so cannot comment on any forward-looking financial information.
Finally, the companies do not undertake a duty to update any forward-looking statements.
Having gone over all of that, I’d like to welcome management.
With us today, we have Tony Thompson, Chairman of the Board of NNN Realty Advisors; Michael Kojaian, Chairman of the Board of Grubb & Ellis; Scott Peters, Chief Executive Officer of NNN Realty Advisors; Mark Rose, Chief Executive Officer of Grubb & Ellis; and then available for Q and A, Francene LaPoint, Chief Financial Officer of NNN Realty Advisors and Rich Pehlke, Chief Financial Officer of Grubb & Ellis.
So without further ado, I’ll turn the call over to Mark Rose, who’ll begin for us this afternoon. Mark.

Mark Rose - Grubb & Ellis — CEO
Thank you very much, Claire, and welcome, everyone.
If we could turn to page three of the slide presentation, we’re very excited to introduce the merger of Grubb & Ellis Company and NNN Realty Advisors.
As you can see on page three, we strongly believe that we are creating one of the top, best-in-class real estate service companies in the world.
We start off, at the date of announcement, with a total market capitalization of $723.2 million.
There will be 65.3 million shares outstanding at the 0.88 exchange ratio that was part of the merger agreement. The Company will continue to be named Grubb & Ellis.
It will continue to be listed on the New York Stock Exchange and will continue to have the ticker symbol GBE.
We would like everyone to know that we find the transaction quite attractive. The two companies combined had $67.9 million of implied calendar year 2006 actual EBITDA, excluding non-recurring items. This will represent an expansion of Grubb & Ellis’ EBITDA margins.
It is expected to be accretive in the first full year of operations. And that accretion is in excess of $0.25 to the Grubb & Ellis calendar year 2006 actual EPS results.
And it should be noted that this does not include any synergy savings.
The annual dividend that was part of the NNN heritage will now be GBE. It will be paying a $0.41 a share annual dividend post closing.
The transaction has been approved already by the Boards of Grubb & Ellis and NNN Realty Advisors.
We are expecting the transaction to close in the third or fourth quarter of 2007 and everyone is working feverishly on that transaction.

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FINAL TRANSCRIPT
If we can turn over to the fourth slide, I want to give you a quick overview of Grubb & Ellis. As we’ve mentioned many times, Grubb & Ellis was founded almost 50 years ago in 1958 and is one of the world’s leading full-service commercial real estate organizations.
We currently provide the full range of transaction management services, consulting services, corporate service and investment services for the small, the mid and the large CAP and multi-market clients.
We have 114 offices in 39 states and the District of Columbia; 51 of those are corporate-owned in 17 states and we have 63 affiliate offices in the other 22 states.
There are approximately 5,300 employees including both Company-owned and affiliate offices with more than 1,650 brokers including 909 at March 31, 2007.
Add to that the 765 brokers in affiliate offices and you have one of the largest brokerage forces in the commercial services industry in this country.
We currently have 167 million square feet under management and for 2006 in North America, we had sales and leasing transactions completed that totaled $25.3 billion in sales.
If we can now turn to the fifth slide, it is just a depiction of a Company with a footprint that is wide and deep.
With the 5,300 professionals that we discussed, the 1,650 brokers at 114 offices, which means we are populated all throughout the country, Grubb & Ellis has one of the largest, widest and deepest platforms.
Add to that expanding internationally with locations in Seoul, Korea, Stockholm, Sweden, London and now Doha and a Canadian alliance with Avis & Young. The Company is poised with a platform to participate in a transaction like this.
What I’d like to do now is turn this over to Tony Thompson who will go through the rationale for the merger.

Tony Thompson - NNN Realty Advisors — Chairman
Thanks, Mark, and good afternoon, everyone. Certainly NNN and Grubb & Ellis have been doing a substantial amount of business together for many years. This is a powerful combination providing complementary alignment of services.
We’re on slide number six. Grubb, obviously, is a leading full service commercial real estate organization and NNN is a leading sponsor of commercial real estate investment programs.
This gives us an immediate opportunity for Grubb to expand its property management business by bringing in-house significant Triple Net assets that are currently managed by other third parties.
Triple Net’s capital raising will drive revenues to multiple Grubb & Ellis business lines from properties purchased on behalf of programs to be managed by Grubb & Ellis and the acquisition, disposition and leasing fees which will drive further brokerage and leasing revenue.
Cross-selling opportunities are abundant between the companies. Opportunity for cost savings in a merger of this size are always apparent and will give further margin growth.
We do have a complete diversification now of revenue sources together and we have a highly experienced management team that will lead the combined companies.

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FINAL TRANSCRIPT
So, I’d like Scott Peters, our CEO, to now lead us through further details about NNN.

Scott Peters - NNN Realty Advisors — President, CEO
Thank you, Tony. Thank you, Mark. And thank all of you for joining us today. NNN Realty Advisors was founded in 1998.
We are a nationwide commercial real estate asset management and services firm. We offer real estate investment programs to individual investors through our broker-dealer relationships.
Currently we have over $4.7 billion of assets under management and we’re located in 26 states.
Real estate investment programs encompassing over 34 million square feet include office, retail, industrial, multi-family, and health care office properties.
In 2005 and 2006, we acquired over $3 billion of assets and disposed of $1.6 billion from our different programs.
In 2007, we estimate that we will acquire close to $3 billion in acquisitions for our many different programs and dispose of approximately $1.1 billion as we take programs full cycle.
We are a leading sponsor of the tenant in common 1031 exchange; control and dominate approximately 15% of the market share. Of our assets under management, $3.8 billion of these assets are a tenant in common type of assets.
We’ve averaged an IRR of approximately 18.6% on programs that we have taken full cycle over the last three and a half years.
I’m on page eight. We also sponsor non-traded REITs and funds. Currently we have over $1 billion of assets under management. We’ve recently instituted an institutional fund with Wachovia Securities as our placement agent.
We anticipate raising between $250 million and $500 million of equity in a value-added retail and office properties to continue to increase our assets under management.
In 2007, year-to-date, we have raised, in our tenant in common programs, over $144 million of equity.
In our health care office REIT, we have raised in excess of $71 million and in our apartment REIT, we have raised $44.8 million —for a total equity raise year-to-date of $260.9 million from our different programs.
Since inception, NNN Realty Advisors has raised over $2.4 billion of equity and today services 25,000 investors on an annual, monthly and quarterly basis.
In November of 2006, with the help of Friedman Billings, we raised $160 million in a successful 144A offering.
On page nine, it illustrates the growing number of real estate programs that we offer to our individual investors.
Our tenant in common 1031 exchange programs; we sponsor non-traded REITs and opportunity funds and Realty Advisors generates its revenue through three distinct buckets.
We generate transactional fees through our acquisition, disposition and finance fees from our programs. We then turn that transactional revenue into reoccurring revenue through our asset management, property management fees. We also generate fee through our broker / dealer as part of raising equity from our individual investors.

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FINAL TRANSCRIPT
The new Grubb & Ellis going forward will certainly be exciting. The merger between Grubb and NNN Realty Advisors will create a best-of-class real estate services Company which will significantly have an enhanced global competitive position and the ability to grow.
The transaction brings together Grubb’s 50-year history of reputation, credibility and as one of the world’s leading full service commercial real estate organizations and it combines it with NNN’s position as a leading sponsor of real estate programs for the individual investor.
The combined Company will offer a complete range of transaction, management and consulting services and possesses a strong platform for continued growth in all these areas.
The real powerful part of this combination is the revenue growth for our platforms. The ability to utilize the Grubb & Ellis brokerage network to touch and create and educate potential 1031 investors will help drive our high margin tenant in common platform.
The Grubb & Ellis reputation and brand name will drive investor awareness for our non-traded REITs and help our broker / dealers and their reps sell both our reputation and credibility in our programs.
The deep brokerage platform will help source acquisitions for our programs and give us real time knowledge into all our markets. These are only a few of the areas that we believe will drive our revenues in the future years.
On page 11, it demonstrates the complete array of services and products that our combined companies will have an opportunity to offer.
Transaction services, corporate client, management services, asset management services and broker/dealer services as it related to our third-party programs such as our tenant in common, our REITs and our institutional funds.
Our intention is to continue to grow our reoccurring revenue stream through our property management and asset management fees, taking advantage of our captive revenue streams from some of these programs.
On page 12, we illustrate that we believe that this was a financially-attractive transaction. The combined Company generates substantial cash flow and attractive EBITDA margins that we will believe will continue to grow in ‘07 and ‘08.
On a pro forma basis in 2006, actual revenue would have increased 27.5%, EBITDA would have increased 241%, and finally, EBITDA margin would have increased 677.9 basis points.
Once combined with the Grubb platform, we will be able to drive business and grow margins in all of our product lines.
On page 13, the combined companies will have the opportunity to immediately have over 200 million square feet of property management under contract.
On page 14, we show a pro forma capitalization. The key components of our capital structure is the cash our companies will have to begin the merger and the cash that we will generate going forward.
We will have a complete flexibility with a balance sheet with little or no debt. And we will have the ability to continue to generate free cash flow which will allow us the opportunity to grow each of our businesses during the future years.
As page 14 illustrates, our shareholders will have the opportunity to receive a dividend of $0.41 per share.

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FINAL TRANSCRIPT
To summarize briefly the transaction, the merger combines the strength of Grubb & Ellis’ leading position in the commercial brokerage along with NNN’s dominant position as a sponsor of the real estate programs to individual investors throughout the United States.
It generates a more diversified revenue stream to receive greater multiples reflective of our sector.
It’ll generate cost savings that will be utilized by combining two companies with public Company infrastructures. It will have significant opportunities to cross-sell our services and drive high margin platforms during the next coming years.
The combination is immediately accretive to earnings to Grubb & Ellis.
And finally, we will pay shareholders, as I’ve indicated, a safe annual dividend payment of $0.41 per share. With that, I would like to open it up for questions.

QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS) The first question comes from the line of Mike Fox with JPMorgan. Please proceed.

Mike Fox - JPMorgan — Analyst
Good morning, guys, and congratulations on the merger agreement. I just had a few quick questions.
Can you talk about how much of NNN’s — how much you guys paid to brokers across the spectrum and how much of that has gone to Grubb & Ellis in the past and how much of that has gone to Grubb & Ellis’ competitors?

Scott Peters - NNN Realty Advisors — President, CEO
I’ll have Tony Thompson take that question as it relates to the amount of fees that we have paid Grubb & Ellis.

Tony Thompson - NNN Realty Advisors — Chairman
Thanks, Mike. We’ve been in the top five clients for Grubb & Ellis over the last few years and our fees for purchasing and selling, managing and leasing and other service they provided us has been somewhere in the $6 million to $7 million a year.
We’ve previously been also one of the top clients for CB Richard Ellis. When you manage over $5 billion of real estate, when you have transactions of over $2 billion plus on the buy and sell side in any one year, you obviously are a significant client of many of the top firms, but we’ve been in the top five with Grubb in that revenue range for some time.

Mike Fox - JPMorgan — Analyst
Can you give us an idea of how much you pay the competitors? I’m just trying to get a sense of when you guys bring some of this in-house, how much of an opportunity it could be.

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FINAL TRANSCRIPT
Tony Thompson - NNN Realty Advisors — Chairman
Sure. Certainly we have approximately 30% of our portfolio is outsourced for property management, so I would say that certainly more than what we paid Grubb is going to other firms.

Mike Fox - JPMorgan — Analyst
Okay. And then is it feasible that you can give almost 100% of those fees to Grubb or do you have to continue to disburse that so clients feel like their getting [fast] execution?

Scott Peters - NNN Realty Advisors — President, CEO
I think you hit that right on the head. This is Scott Peters. I think we will continue to focus on what is in the best interest of the investor, the client for the relationship that we are representing as a combined Company.
We’ll continue to work with the best interests for the best possible efficiency in the transactions that we are looking at.
So I would believe that we will certainly take advantage of the Grubb infrastructure, their strengths and we will continue to grow those strengths and it will certainly not, in any way, diminish our ability and our desire to work with the rest of the real estate industry.

Mike Fox - JPMorgan — Analyst
Okay. And then can you give us an idea of how long you guys have been in discussions? And the how long you think it’ll take to make the necessary cost reductions, whatever that may be?

Scott Peters - NNN Realty Advisors — President, CEO
I think that I’ll answer the second one and leave the first one unanswered.
We certainly think that over the next six to 12 months, we will be able to see the cost benefits of putting together two organizations that had a platform that were both going to be public.
We have tremendous management strength in both organizations that are going to be utilized.
One of the most benefits that came from this merger was that these were complementary platforms. They were not platforms that overlapped each other.
They were not platforms that required significant changes. We are going to blend our two platforms and we believe that in this instance one and one is truly three.

Mike Fox - JPMorgan — Analyst
Okay. And I understand the guys from NNN probably won’t be able to answer this question given the S-1, so I’ll pose it to Michael and Mark and Richard.
There’s definitely been some numbers that I think people have looked at in the last couple days as far the EBITDA estimates for NNN in 2007 of about $90 million.

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FINAL TRANSCRIPT
So I was wondering if you can talk to that at all and give us an idea if that’s in the ballpark for the estimates that you used in your due diligence. Thanks.

Scott Peters - NNN Realty Advisors — President, CEO
Again, I think I’ll save the folks at Grubb & Ellis the pain of having to remind each of us that we have an S-1.
The numbers that are out there for 2007 for our underlying fundamentals were out there at the time of the 144A.
Our business still continues to be as we expect it to be but we can’t comment specifically on any 2007 numbers as we move through this S-1 or until this merger closes.

Mike Fox - JPMorgan — Analyst
Okay, great. Thanks a lot.

Scott Peters - NNN Realty Advisors — President, CEO
Thank you.

Operator
(OPERATOR INSTRUCTIONS) Your next question comes from the line of Jennifer Pinnick with Morgan Stanley. Please proceed.

Jennifer Pinnick - Morgan Stanley — Analyst
Good afternoon.

Scott Peters - NNN Realty Advisors — President, CEO
Hi, good afternoon, Jennifer.

Jennifer Pinnick - Morgan Stanley — Analyst
I have a question on Grubb & Ellis’ five-year plan. They are currently in the early stages of a fairly aggressive growth plan. And I was wondering if this merger alters that in any way.

Scott Peters - NNN Realty Advisors — President, CEO
I’m going to turn that over to Mark.

Mark Rose - Grubb & Ellis — CEO
Thanks, Scott. No, Jennifer, as we had said, in the early stages, we set this up, all plans stay intact.

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FINAL TRANSCRIPT
The organic nature of growing the businesses in the areas that we’ve always discussed in terms of geographies, service lines, growing the Company, leveraging the platform.
This is a transaction that is in the sweet spot of doing just that, but the strategic vision is in place. The five-year plan is in place and we just see this as execution.

Jennifer Pinnick - Morgan Stanley — Analyst
Okay. When you discuss revenue synergies and cost synergies, can you quantify?

Scott Peters - NNN Realty Advisors — President, CEO
Well we certainly can’t quantify in numbers but I can tell you that we believe that from an NNN perspective, when we had to look at where we wanted to go with our vision in the 144A, the biggest challenge that we had as a management team and the biggest challenge that our sector has is the education of the 1031 transaction, the education of the non-traded REITs.
It’s a tremendous growth engine that has been going on for the last two or three or four years.
And so this is an opportunity to educate quicker, faster, deeper and utilize that education in the Grubb & Ellis infrastructure, their organization that Mark talked about of 5,300 people.
And we think that this opportunity looking forward in ‘07 and ‘08 and ‘09 is going to be the opportunity to take the demographics of the population that is aging, the 70 million baby boomers that are aging that are going from active management of real estate to passive management of real estate.
We want to give them an opportunity to look at our programs.

Jennifer Pinnick - Morgan Stanley — Analyst
Okay. Can you quantify, then, what the growth of the private REIT and 1031 exchange market has been over the last couple of years and where your market share has grown, perhaps where you think you can get to in terms of market share?

Scott Peters - NNN Realty Advisors — President, CEO
I think what I will do with that is point you to our S-1. There are underlying statistics in that document that reflect both the non-traded REIT performance over the past three or four years and also the tenant in common growth from an overall equity standpoint.
And if you have additional questions, we’ll be glad to give you some additional supplemental information that is third-party generated if you just give us a call.

Jennifer Pinnick - Morgan Stanley — Analyst
Okay. And then, actually, that’s it.

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FINAL TRANSCRIPT
Scott Peters - NNN Realty Advisors — President, CEO
Thank you very much.

Operator
The next question comes from the line of Christopher Mammone with Deutsche Bank. Please proceed.

Brant Sakakeeny - Deutsche Bank — Analyst
Thanks. Hi, it’s Brant Sakakeeny for Chris or vice versa.
Question about the fact that Grubb has used, actually, some competitor mergers to poach brokers and add to its platform. What’s your goal to retain brokers during the integration period?

Scott Peters - NNN Realty Advisors — President, CEO
I’m going to turn that to Mark because I think Mark has a very intimate touch with where we think this is going to be received and the impact.

Mark Rose - Grubb & Ellis — CEO
Thanks, Scott. And, Brant, great question. It is one of the benefits of having the synergies of these two organizations but with no overlap.
We only see positive developments coming out of adding more investment management into an organization that made it a priority. There will be no competition as if we had merged with another brokerage house.
So not only do we think that the need for retention vehicles are limited or not needed at all, we think that our brokerage force from what we’re hearing in early returns feel that this is a great combination.
It can only lead to more revenue for our shareholders, better service for our clients and really a better platform for them. This is more business. This is the growth plan and what we hear today, we’re very, very confident that everybody’s excited that this is going to be a very successful transaction.
So we are not looking to do anything different. We are looking to capitalize on the continuing momentum of the plan that’s been put in place. As I said earlier, this is just execution of it and it’s being received very well.

Scott Peters - NNN Realty Advisors — President, CEO
And I will say this. This is Scott. From our side, when we looked at the Grubb & Ellis platform, we have seen what Mark has done over the last couple years in moving through and bringing on new brokers and putting together this five-year plan that he briefly talked about. And what our objective here is merging two companies and moving that plan a head and being able to bring the financial strength the two companies have versus one Company standing alone and move that forward for the benefit of the brokerage community.

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FINAL TRANSCRIPT
Brant Sakakeeny - Deutsche Bank — Analyst
Great. And do you mind just updating us on Grubb Realty Advisors, Mark or Scott, what the impact of the merger’s going to be on that vehicle and most particularly, on some of the real estate that you’re currently holding on your balance sheet that you were gonna be warehousing into that vehicle? Thanks.

Scott Peters - NNN Realty Advisors — President, CEO
I am gonna turn that to Mark.

Mark Rose - Grubb & Ellis — CEO
Sure. Brant, again, strategy as usual. Grubb & Ellis will continue to own the 19% of Grubb & Ellis Realty Advisors. Realty Advisors continues to ramp up its operations. We are working on the final assets to effect the business combination. But, on strategy, on target and we’re looking forward to launch Realty Advisors in the very near future.

Brant Sakakeeny - Deutsche Bank — Analyst
Great. Sorry, I’ve got two more quickly. Retail distribution, maybe for you, Scott. We understand certainly you have a relationship with Ameriprise.
This merger doesn’t really seem to address gaining access to additional retail distribution channels. Can you just talk to the strategy there?

Scott Peters - NNN Realty Advisors — President, CEO
Well I think that actually our whole process over the last several, three years has been to position ourselves as a public sponsor of programs.
The Ameriprise platform, as an example that you brought out, or any of the broker/dealer platforms that we do business with; the key critical component of these companies looking to do business or sell our products is consistency, transparency, financial wherewithal to support programs and, ultimately, looking out for the benefit of the investors.
This combination between our two companies will allow us to find the best real estate; to utilize the expertise that Grubb has in its infrastructure; utilize and be able to touch all the markets throughout the country and, ultimately, the financial strength of us as a Company combined, I think will actually do exactly what we started out to do which is continue to be the leading sponsor of these programs in all the major broker/dealers throughout the country.

Brant Sakakeeny - Deutsche Bank — Analyst
Great. Thanks. And final question, I promise. How many shareholders do you have, Scott? And I guess once they receive the Grubb shares, are they going to be freely tradable?
I guess my question is just what could happen to the float or just overhang in terms of the stock once those 144 shares are converted into common?

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FINAL TRANSCRIPT
Scott Peters - NNN Realty Advisors — President, CEO
Well, I will touch some of that, but not all of it. We have approximately 100 shareholders between the 144A shareholders and our original founding shareholders.
Once the merger is completed, they will receive Grubb & Ellis shares. As you know, we listed and they will be free to trade these shares.
I can tell you that we believe and certainly I hope that I can speak for some, if not all, of our investors, that we feel we’re still in the very early innings of a very strong game.
And this merger is an opportunity to continue to grow what we started to do nine years ago; that Tony did and what Grubb has done for 50 years is execute on a business plan and a business strategy that generates much more future benefit for those shareholders down the road.

Brant Sakakeeny - Deutsche Bank — Analyst
Great. Thank you. Congratulations on the deal.

Scott Peters - NNN Realty Advisors — President, CEO
Thank you.

Operator
This concludes the question and answer session of today’s conference. I will now like to turn the presentation back over to Mr. Scott Peters.

Scott Peters - NNN Realty Advisors — President, CEO
I want to thank everyone for joining us and thank you very much.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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FINAL TRANSCRIPT

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